Filed Pursuant to Rule 253(g)(2)
File No. 024-12362

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 11 DATED OCTOBER 1, 2025
TO THE OFFERING CIRCULAR DATED NOVEMBER 21, 2024

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated November 21, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 21, 2024 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Net Asset Value (“NAV”) Per Share as of September 30, 2025;
•	Share Redemption Plan Status;
•	Historical NAV Information;
•	Real Estate Performance; and
•	Declaration of Dividend.

Net Asset Value as of September 30, 2025

As of September 30, 2025, our NAV per common share is $10.15. This NAV per common share shall be effective until updated by us on or about December 31, 2025 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

The following sets forth the calculation of NAV for our common shares

BALANCE SHEETS (UNAUDITED)

	As of	As of
(In thousands, except share and per share amounts)	September 30, 2025 [1]	June 30, 2025 [1]
ASSETS
Investments, at fair value	$74,620	$75,330
Cash and cash equivalents	3,338	3,213
Other assets	27	10
Total Assets	$77,985	$78,553

LIABILITIES
Accounts payable and accrued expense	$148	$105
Due to related party	104	110
Note payable - related party	8,167	5,666
Dividends payable	38	37
Settling subscriptions	15	10
Total Liabilities	$8,472	$5,928

NET ASSETS CONSIST OF:
Fundrise Growth eREIT VII, LLC Members’ Equity:
Common shares; 6,847,331 and 7,160,261 shares outstanding, net of offering costs, on September 30, 2025 and June 30, 2025, respectively [2]	$72,286	$75,423
Accumulated deficit and cumulative distributions [2]	(24,401)	(21,079)
Net adjustments to fair value	21,628	18,281
NET ASSETS	$69,513	$72,625
NET ASSET VALUE PER SHARE, on 6,847,331 and 7,160,261 shares outstanding, net of offering costs, on September 30, 2025 and June 30, 2025, respectively	$10.15	$10.14

[1] Estimated Balance Sheets as of June 30, 2025 and March 31, 2025.

[2] Cumulative distributions have been reclassified from “Common shares” to “Retained earnings” to align with our financial reporting presentation. This adjustment is presentational only and does not affect our NAV per share.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, and considers relevant market data. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on October 1, 2025, the per share purchase price of our Common Shares will be $10.15 per share, as the per share purchase price shall be equal to the then-current NAV per common share. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2025, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended September 30, 2025, we expect to redeem approximately 345,000 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from June 30, 2021 to September 30, 2025.

Date	NAV Per Share
June 30, 2021	$10.23
September 30, 2021	$10.65
December 31, 2021	$11.20
March 31, 2022	$11.74
June 30, 2022	$12.51
September 30, 2022	$11.60
December 31, 2022	$10.66
March 31, 2023	$10.79
June 30, 2023	$10.41
September 30, 2023	$10.04
December 12, 2023	$9.50
December 30, 2023	$9.31
March 29, 2024	$9.50
June 29, 2024	$9.82
September 30, 2024	$9.93
December 31, 2024	$10.11
March 31, 2025	$10.14
June 30, 2025	$10.14
September 30, 2025	$10.15

Real Estate Performance

The Company experienced a slight increase in NAV as the majority of the Company’s assets continue to progress through their respective business plans.

The Company’s build-for-rent assets generally continue to exhibit strong fundamentals in terms of occupancy and continued expense reduction initiatives.

Declaration of Dividend

On October 1, 2025, the Manager of the Company declared a daily distribution of $0.0000684930 per share (the “October 2025 Daily Distribution Amount”) (which equates to approximately 0.25% on an annualized basis calculated at the current rate, assuming a $10.15 per share purchase price) for shareholders of record as of the close of business on each day of the period commencing on October 1, 2025 and ending on October 31, 2025 (the “October 2025 Distribution Period”). The distributions will be payable to shareholders of record as of the close of business on each day of the October 2025 Distribution Period and the distributions are scheduled to be paid prior to January 21, 2026. While the Company’s Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare distributions in the future similar to the distributions disclosed herein.